JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989



05007213

PECD/JAK

11 April 2005

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
WASHINGTON D.C. 20549-0302
United States of America

SUPPL

Dear Sirs

RECEIVED
2005 APR 15 A 11: 5
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Western Areas Limited
Issuer No. 82-268
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION - FOR INFORMATION ONLY

The following information is being furnished to the Commission on behalf of Western Areas Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Report for the Quarter ended 31 December 2004 - Dated 22 March 2005

Yours faithfully
For and on behalf of
JCI (London) Limited

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

pp. P E C Dexter
Secretary

WESTERN AREAS LIMITED
UNAUDITED QUARTERLY RESULTS ENDED 31 DECEMBER 2004

PRODUCTION AND UNIT RESULTS

Year ended 31.12.03	Year ended 31.12.04	Quarter ended 31.03.04	Quarter ended 30.06.04	Quarter ended 30.09.04	Quarter ended 31.12.04				Quarter ended 31.12.04	Quarter ended 30.09.04	Quarter ended 30.06.04	Quarter ended 31.03.04	Year ended 31.12.04	Year ended 31.12.03
IMPERIAL									METRIC					
1 097	888	208	210	248	222	tons	Reef mined (000)	tonnes	201	225	190	189	805	996
1 095	1 241	290	299	317	335	tons	Ore milled (000)	tonnes	297	289	271	262	1,119	995
0.206	0.228	0.200	0.230	0.229	0.254	oz/ton	Yield (underground)	g/tonne	8.74	7.82	7.89	6.87	7.84	7.05
0.205	0.176	0.161	0.175	0.184	0.185	oz/ton	Yield (incl. surface)	g/tonne	6.36	6.27	6.00	5.54	6.06	7.01
224 227	218 025	46 643	52 354	58 233	60 795	oz	Gold produced	kg	1 891	1 811	1 628	1 451	6 781	6,974
225 218	218 582	47 565	52 244	57 372	61 401	oz	Gold sold	kg	1 911	1 784	1 624	1 480	6 799	7 005
287	373	406	379	359	375	US$/oz	Cash costs	R/kg	74 660	73 636	80 468	88 550	77 873	69 861
341	445	491	441	406	472	US$/oz	Total production costs	R/kg	93 892	83 330	93 738	107 162	92 770	83 150
315	298	284	284	314	336	US$/oz	Gold price achieved	R/kg	66 792	64 349	60 328	61 861	62 289	76 647
							Average exchange rate achieved	R/$	6.1829	6.3741	6.6071	6.7750	6.5009	7.5682
							Period end exchange rate	R/$	5.6600	6.4570	6.2700	6.2675	5.6600	6.6150
63	49	14	12	11	12	US$m	Capital expenditure	Rm	45	69	76	88	278	417
13	5	14	10	8	5	US$m	Capital commitment at end of period	Rm	28	54	61	84	28	86

ABRIDGED CONSOLIDATED INCOME STATEMENT

SA Rand Million	Notes	Quarters ended 31.12.04 Unaudited	Quarters ended 30.09.04 Unaudited	Years ended 31.12.04 Unaudited	Years ended 31.12.03 Audited
Gold revenue		102.3	108.6	381.4	582.4
Total production costs	1	(168.4)	(151.0)	(627.5)	(579.9)
Production costs – cash		(135.2)	(133.4)	(528.1)	(487.3)
Production costs – non cash		(33.2)	(17.6)	(99.4)	(92.6)
Operating (loss)/profit from gold		(66.1)	(42.4)	(246.1)	2.5
Other income/(costs)		0.4	(0.3)	(6.9)	176.7
Administration and other expenditure		(2.0)	(7.9)	(20.5)	(25.6)
Operating (loss)/profit before derivative transactions		(67.7)	(50.6)	(273.5)	153.6
Present value adjustment for option premium payable		(9.0)	(50.9)	(69.8)	(75.0)
Fair value adjustment	2	187.9	(39.5)	221.0	447.4
Exchange gains/(losses)	3	128.4	(29.1)	151.2	340.8
Profit/(Loss) before taxation		239.6	(170.1)	28.9	866.8
Taxation	6	(49.7)	11.7	(15.4)	(402.0)
Minority interest in profit		–	–	–	(4.1)
Profit/(Loss) for the period		189.9	(158.4)	13.5	460.7
Headline earnings/(loss) per share – cents		171.8	(148.2)	10.8	332.3
Earnings/(Loss) per share – cents		172.2	(148.2)	12.2	440.6
Number of issued shares (million)		118.5	118.5	118.5	105.4
Determination of headline earnings:					
Net profit/(loss) for the period		189.9	(158.4)	13.5	460.7
Net loss on disposal of subsidiary		–	–	–	40.0
(Profit)/Loss on disposal of mining assets		(0.7)	–	(0.7)	2.4
Unclaimed dividends written back		(1.1)		(1.1)	–
Net (loss)/profit on disposal of investments		1.4	–	0.2	(155.7)
Headline earnings/(loss)		189.5	(158.4)	11.9	347.4

ABRIDGED CONSOLIDATED BALANCE SHEET

SA Rand Million	Notes	Period ended 31.12.04 Unaudited	Period ended 30.09.04 Unaudited	Year ended 31.12.03 Audited
Assets				
Mining assets	4	3 411.8	3 399.8	3 223.9
Derivative asset		702.6	694.2	792.1
Listed/Other investments	5	38.2	0.3	45.5
Deferred taxation	6	446.0	418.6	429.3
Cash and cash equivalents		13.2	14.9	21.9
Other assets		54.5	75.1	66.8
Total assets		4 666.3	4 602.9	4 579.5
Equity and liabilities				
Shareholders' equity		1 511.0	1 414.4	1 135.6
Option premium payable		905.7	1 047.2	1 084.7
Derivative liability		2 016.7	2 013.5	2 217.6
Other liabilities	7	232.9	127.8	141.6
Total equity and liabilities		4 666.3	4 602.9	4 579.5

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

SA Rand Million	Notes	Quarters ended 31.12.04 Unaudited	Quarters ended 30.09.03 Unaudited	Years ended 31.12.04 Unaudited	Years ended 31.12.03 Audited
Cash flow (utilised by)/from operating activities		(40.1)	(30.2)	(147.0)	43.1
Cash flow utilised in investing activities	7	(56.8)	(69.3)	(261.5)	(69.6)
Cash flow from/(utilised in) finance activities		93.5	91.3	399.8	(27.6)
Net decrease in cash and cash equivalents		(3.4)	(8.2)	(8.7)	(54.1)
Cash and cash equivalents:					
– at beginning of period		14.9	22.6	21.9	76.4
– effect of exchange rate fluctuations on cash held		1.7	0.5	–	1.4
– cash and cash equivalents of subsidiary disposed of		–	–	–	(1.8)
At end of period		13.2	14.9	13.2	21.9

NOTES TO THE ABRIDGED FINANCIAL STATEMENTS

1. Non-cash operating costs generally includes the amortisation of Western Areas' share of South Deep and the change in inventory for the period.
2. Fair value adjustments relate to the revaluation to fair value of the derivative structure at period-end. The revaluation based on exchange rate fluctuations are accounted for in the income statement whilst the revaluation based on the gold price fluctuations is accounted for in equity in the balance sheet.
3. Exchange gains relating to option premium payable are attributable to the change in the Rand/US Dollar exchange rate from 6.457 at 30 September to 5.660 at 31 December 2004.
4. No adjustment has been made to reflect mining assets at their fair value.
5. During 2004, the Company's entire investment of 42 268 345 JCI Limited shares and 50 651 JCI Limited debentures were sold.
6. Deferred taxation movement includes the effect of the fair value revaluation of the derivative structure based on the gold price fluctuations, which is accounted for in equity. The US$ gold price increased from US$418 at 30 September 2004 to US$438 at 31 December 2004.
7. The loan of 293.7 million (including capitalised interest), provided by JCI Limited in terms of the Western Areas' rights offer has been settled. JCI Limited funded an additional R95.2 million in terms of the stand-by facility of R200 million in the current quarter.

CONTACT DETAILS

WESTERN AREAS LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1959/003209/06)
("Western Areas" or "the Company")
Share code: WAR ISIN No: ZAE000016549
ADR Ticker symbol: WARUY
CUSIP No: 957654304
28 Harrison Street, Johannesburg, 2001
PO Box 61719, Marshalltown, 2107
Telephone: +27 (11) 688-5000
Fax: +27 (11) 834-9195

COMMUNICATIONS
Brian Gibson Issue Management
Contact person: Brian Gibson
Telephone: +27 (11) 880-1510
Fax: +27 (11) 880-1392
e-mail: gibson@icon.co.za

TRANSFER SECRETARIES - SOUTH AFRICA
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street, Johannesburg, 2001
PO Box 61051, Marshalltown, 2107
Telephone: +27 (11) 370-5000
Fax: +27 (11) 688-7721/2

OFFICE OF UNITED KINGDOM REGISTRARS
Capita Registrars
The Registry
34 Beckenham Road, Beckenham
Kent, BR3 4TU

UNITED STATES DEPOSITORY
American Depository Receipts
The Bank of New York
Shareholder Relations Department
Tel: +91 212 815 3326
Fax: +91 212 571 3050
www: adrbny.com
Shareholder Relations
Toll free no: (US or Canada only)
1-888-269-2377 (1-888-BNY-ADRS)

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

SA Rand Million	Share capital	Share premium	Treasury shares Rm	Cash flow Hedge Reserve	Available for-sale reserve	Retained earnings	Total
Balance as at 31 December 2003	105.4	1 863.5	(8.9)	(1 330.6)	1.7	504.5	1 135.6
Number of ordinary shares issued	13.1	388.6	–	–	–	–	401.7
Share issue costs	–	(6.6)	–	–	–	–	(6.6)
Fair value adjustment	–	–	–	(142.7)	–	–	(142.7)
Recycling of fair value on maturing of derivatives	–	–	–	105.4	–	–	105.4
Recycling of fair value on disposal of investment	–	–	–	–	(1.7)	–	(1.7)
Disposal of shares	–	–	5.8	–	–	–	5.8
Attributable profit for the period	–	–	–	–	–	13.5	13.5
Balance as at 31 December 2004	118.5	2 245.5	(3.1)	(1 367.9)	–	518.0	1 511.0

Reconciliation of the weighted average number of ordinary shares	31.12.04 000s	30.09.04 000s	31.12.03 000s
Balance at beginning of year	104 667	104 667	104 162
– Ordinary shares	105 376	105 376	105 376
– Treasury shares	(709)	(709)	(1 214)
Shares sold/exercised	19	19	391
Rights issue during the year	5 650	2 339	–
Weighted average number of ordinary shares for earnings per share (million)	110 336	106 897	104 553

BASIS OF ACCOUNTING

The quarterly results are prepared in accordance with South African Statements of Generally Accepted Accounting Practice and the accounting policies applied are consistent with those of the previous corresponding period with the adoption of AC133 Financial Instruments: Recognition and Measurements, in 2003.

LETTER TO SHAREHOLDERS

RECOVERY AT WESTERN AREAS IN 4TH QUARTER: LIFTS YEAR-END RESULTS INTO THE BLACK

Substantial revaluation gains of R307 million on Dollar liabilities (in accordance with AC133), boosted the results of Western Areas for the quarter ended December 2004. This allowed the Company to report a modest year-end after-tax profit of R13.5 million from a year-to-date loss of R176.4 million in September. Fourth quarter profit for the Company was R189.9 million (171,8 cents/share), inclusive of R9.8 million of severance costs, compared to a loss of R158.4 (148,2 cents/share) for the previous quarter.

The results for the year reflect the impact of the further appreciation of the Rand relative to the Dollar, and the sustained positive trend in the gold price, although the impact was offset by the call options sold in the derivative structure, in the order of R192.2 million.

Year on year profit declined from R460.7 million to R13.5 million as a consequence of the lower gold revenue stemming from the negative impact of the call options sold, increased cost pressures at South Deep, the absence of abnormal profits from the sale of investments (R207 million in 2003) and a lesser appreciation in the Rand, resulting in revaluation gains of R302.4 million compared to R713.2 million in 2004.

Gold production for the year of 6 781 kilograms (218 025 ounces) was slightly up on the forecast of 6 600 kilograms (212 195 ounces). However, production decreased by 3% from 6 974 kilograms (224 227 ounces) relative to 2003.

Tonnes milled for the year was 1 119 000 (2003 – 995 000) – of which 788 500 tonnes was from underground – against a forecast throughput of 1 055 000 tonnes. The yield achieved was 6.06g/t relative to the forecast of 6.25g/t. The lower yield was primarily due to the increased treatment of low-grade surface material to utilise the metallurgical plant capacity more fully.

Excluding hedging losses, gold revenue decreased from R619.9 million in 2003 to R573.6 million in 2004, and including hedging losses, from R582.4 million in 2003 to R381.4 million in 2004.

Cash costs per kilogram produced increased from R69 861/kg to R77 873/kg. The average Dollar spot gold price (excluding hedging) achieved increased from $363/oz in 2003 to $398/oz in 2004. The benefit of the improved gold price was offset by the strengthening of the Rand, from an average of R7.5735/$ in 2003 to R6.490/$ in 2004, translating into R88 300/kg for 2003 and R82 989/kg for 2004. Countering the higher gold price were the sold call options in the derivative structure, reducing the average gold price (including hedging) achieved to $298/oz compared to $315/oz in 2003.

Operating cash flow from mining activities, including hedging gains and losses, decreased from R34 million net inflow in 2003 to R147 million net outflow in 2004. Cost of sales, comprising total cash costs, retrenchment and rehabilitation costs, changes in gold inventories and amortisation of mining assets, increased from R580 million in 2003 to R628 million in 2004. Corrective action in 2004 resulted in retrenchment and rehabilitation costs increasing by R11 million to R21 million. Abnormal costs included R4 million in the September quarter for the purchase of a 3-D seismic from Gold Fields.

The South Deep Main Shaft was successfully commissioned on 19 November 2004. Total cost of the South Deep Twin Shafts project over the 10-year project duration amounted to R4 billion. The South Deep Main Shaft will provide more productive access to underground workings.

Further capital expenditure of approximately R215 million will be invested at the South Deep Twin Shafts during 2005, principally on station and lateral access development on Levels 100, 105 and 110, installation of production and development equipment and the commissioning of the main surface fans.

The Company intends to restructure its derivatives to more appropriately match the South Deep production build-up. In a similar vein, Western Areas is planning to refinance the Dollar liability incurred as part of the derivative transaction in 2001 at R11.05/$ into a convertible preference share. It is anticipated that some R1.2 billion will be raised to ensure that a funding buffer exists for the ramp-up of production at South Deep. An additional aim of the funding structure will be to increase the liquidity of the Western Areas share.

Under consideration is a mill expansion from the current installed capacity of 220 000 tonnes per month to approximately 330 000 tonnes per month combined with accelerated development on the 100, 105 and 110 Levels.

The PDWA JV informed Harmony on Friday, 7 January 2005 it would cease pumping water from Harmony's Randfontein Estates No. 4 Shaft. The boundary plugs and pillars separating the mines have been thoroughly tested by independent international experts, and found to be satisfactory and there will therefore be no impact on mining at South Deep.

Western Areas is conducting a review to establish the extent to which, following the formation of the Joint Venture and the management of South Deep by Placer Dome, the project suffered from poor planning and execution of work, overruns of capital expenditure, a delay in the commissioning of the Main Shaft and possible contraventions of the Joint Venture Agreement.

Should this review indicate grounds for seeking restitution of losses incurred by the Joint Venture and a negotiated solution of this matter is not achieved, Western Areas may institute action against Placer Dome to claim for the losses incurred, which may be material.

Western Areas' Mineral Resources and Mineral Reserves attributable to Western Areas as of 31 December 2004 were 37 445 ounces and 27 808 ounces respectively. The Mineral Resources are estimated on the basis of the July 2002 Mineral Resource Model reported as at 31 December 2003, and depleted for production during 2004. The Mineral Reserves are estimated on the basis of the March 2004 Mineral Reserves, and are depleted for production during 2004. The geological model is presently being updated to accommodate new sampling data, the recently introduced 'mini-models' and the results of the 3-D Seismic survey.

Mafika Mkwanazi
Non-executive Chairman

Brett Kebble
Chief Executive Officer

Johannesburg
22 March 2005

WESTERN AREAS LIMITED

A PATRIOTIC CAPIT
BASE PROUDLY
COMMITTED TO
TRANSFORMATION

TWINSHAF

For more informati
visit our website at
www.westernareas.c

WESTERN AREAS LIMITED

ONGEOUDITEERDE KWARTAALRESULTATE GEËINDIG 31 DESEMBER 2004

PRODUKSIE- EN EENHEIDRESULTATE

Jaar geëindig 31.12.03	Jaar geëindig 31.12.04	Kwartaal geëindig 31.03.04	Kwartaal geëindig 30.06.04	Kwartaal geëindig 30.09.04	Kwartaal geëindig 31.12.04				Kwartaal geëindig 31.12.04	Kwartaal geëindig 30.09.04	Kwartaal geëindig 30.06.04	Kwartaal geëindig 31.03.04	Jaar geëindig 31.12.04	Jaar geëindig 31.12.03
IMPERIAAL									METRIEK					
1 097	888	208	210	248	222	ton	Rif gemyn (000)	ton	201	225	190	189	805	996
1 095	1 241	290	299	317	335	ton	Erts gemaal (000)	ton	297	289	271	262	1 119	995
0.206	0.228	0.200	0.230	0.229	0.254	oz/ton	Opbrengs (ondergronds)	g/ton	8.74	7.82	7.89	6.87	7.84	7.05
0.205	0.176	0.161	0.175	0.184	0.185	oz/ton	Opbrengs (insl. bogronds)	g/ton	6.36	6.27	6.00	5.54	6.06	7.01
224 227	218 025	46 643	52 354	58 233	60 795	oz	Goud geproduseer	kg	1 891	1 811	1 628	1 451	6 781	6 974
225 218	218 582	47 565	52 244	57 372	61 401	oz	Goud verkoop	kg	1 911	1 784	1 624	1 480	6 799	7 005
287	373	406	379	359	375	VS$/oz	Kontantkoste	R/kg	74 660	73 636	80 468	88 550	77 873	69 861
341	445	491	441	406	472	VS$/oz	Totale produksiekoste	R/kg	93 892	83 330	93 738	107 162	92 770	83 150
315	298	284	284	314	336	VS$/oz	Goudprys behaal	R/kg	66 792	64 349	60 328	61 861	62 289	76 647
							Gemiddelde wisselkoers behaal	R/$	6.1829	6.3741	6.6071	6.7750	6.5009	7.5682
							Wisselkoers by tydperkeinde	R/$	5.6600	6.4570	6.2700	6.2675	5.6600	6.6150
63	49	14	12	11	12	VS$m	Kapitaalbesteding	Rm	45	69	76	88	278	417
13	5	14	10	8	5	VS$m	Kapitaalverbintenisse aan einde van tydperk	Rm	28	54	61	84	28	86

VERKORTE GEKONSOLIDEERDE INKOMSTESTAAT

SA Rand Miljoen	Aantekeninge	Kwartale geëindig 31.12.04 Ongeouditeer	Kwartale geëindig 30.09.04 Ongeouditeer	Jare geëindig 31.12.04 Ongeouditeer	Jare geëindig 31.12.03 Geouditeer
Goudinkomste		102.3	108.6	381.4	582.4
Totale produksiekoste	1	(168.4)	(151.0)	(627.5)	(579.9)
Produksiekoste - kontant		(135.2)	(133.4)	(528.1)	(487.3)
Produksiekoste - nie kontant		(33.2)	(17.6)	(99.4)	(92.6)
Bedryfs(verlies)/wins uit goud		(66.1)	(42.4)	(246.1)	2.5
Ander inkomste/(koste)		0.4	(0.3)	(6.9)	176.7
Administrasie- en ander uitgawes		(2.0)	(7.9)	(20.5)	(25.6)
Bedryfs(verlies)/wins voor afgeleide transaksies		(67.7)	(50.6)	(273.5)	153.6
Huidigewaarde-aanpassing vir opsiepremie betaalbaar		(9.0)	(50.9)	(69.8)	(75.0)
Billikewaarde-aanpassing	2	187.9	(39.5)	221.0	447.4
Valutawinste/(verliese)	3	128.4	(29.1)	151.2	340.8
Wins/(Verlies) voor belasting		239.6	(170.1)	28.9	866.8
Belasting	6	(49.7)	11.7	(15.4)	(402.0)
Minderheidsbelang in wins		-	-	-	(4.1)
Wins/(Verlies) vir die tydperk		189.9	(158.4)	13.5	460.7
Wesensverdienste/(-verlies) per aandeel - sent		171.8	(148.2)	10.8	332.3
Verdienste/(Verlies) per aandeel - sent		172.2	(148.2)	12.2	440.6
Getal uitgereikte aandele (miljoen)		118.5	118.5	118.5	105.4
Bepaling van wesensverdienste:					
Netto wins/(Verlies) vir die tydperk		189.9	(158.4)	13.5	460.7
Netto verlies by verkoop van filiaal		-	-	-	40.0
(Wins)/Verlies by verkoop van mynbates		(0.7)	-	(0.7)	2.4
Onopgeëiste dividend teruggeskryf		(1.1)	-	(1.1)	-
Netto (verlies)/wins by verkoop van beleggings		1.4	-	0.2	(155.7)
Wesensverdienste/(-verlies)		189.5	(158.4)	11.9	347.4

VERKORTE GEKONSOLIDEERDE BALANSSTAAT

SA Rand Miljoen	Aantekeninge	Tydperk geëindig 31.12.04 Ongeouditeer	Tydperk geëindig 30.09.04 Ongeouditeer	Jaar geëindig 31.12.03 Geouditeer
Bates				
Mynbates	4	3 411.8	3 399.8	3 223.9
Afgeleide bate		702.6	694.2	792.1
Genoteerde/Ander beleggings	5	38.2	0.3	45.5
Uitgestelde belasting	6	446.0	418.6	429.3
Kontant en kontantekwivalente		13.2	14.9	21.9
Ander bates		54.5	75.1	66.8
Totale bates		4 666.3	4 602.9	4 579.5
Ekwiteit en laste				
Aandeelhouersekwiteit		1 511.0	1 414.4	1 135.6
Opsiepremie betaalbaar		905.7	1 047.2	1 084.7
Afgeleide aanspreeklikheid		2 016.7	2 013.5	2 217.6
Ander aanspreeklikhede	7	232.9	127.8	141.6
Totale ekwiteit en laste		4 666.3	4 602.9	4 579.5

VERKORTE GEKONSOLIDEERDE KONTANTVLOEISTAAT

SA Rand Miljoen	Aantekeninge	Kwartale geëindig 31.12.04 Ongeouditeer	Kwartale geëindig 30.09.03 Ongeouditeer	Jare geëindig 31.12.04 Ongeouditeer	Jare geëindig 31.12.03 Geouditeer
Kontantvloei (aangewend deur)/uit bedryfsaktiwiteite		(40.1)	(30.2)	(147.0)	43.1
Kontantvloei aangewend in beleggingsaktiwiteite	7	(56.8)	(69.3)	(261.5)	(69.6)
Kontantvloei uit/(aangewend in) finansieringsaktiwiteite		93.5	91.3	399.8	(27.6)
Netto afname in kontant en kontantekwivalente		(3.4)	(8.2)	(8.7)	(54.1)
Kontant en kontantekwivalente:					
- aan begin van tydperk		14.9	22.6	21.9	76.4
- uitwerking van wisselkoersskommelings op kontant besit		1.7	0.5	-	1.4
- kontant en kontantekwivalente van verkoopte filiaal		-	-	-	(1.8)
Aan einde van tydperk		13.2	14.9	13.2	21.9

AANTEKENINGE BY DIE VERKORTE FINANSIËLE STATE

1. Die kontantbedryfskoste sluit oor die algemeen die amortisasie van Western Areas se aandeel van South Deep en die verandering in voorraad vir die tydperk uit.
2. Billikewaarde-aanpassings hou verband met die herwaardasie tot billike waarde van die afgeleide struktuur by die tydperkeinde. Die herwaardasie gegrond op wisselkoersskommelings word in die inkomstestaat verantwoord en die herwaardasie gegrond op die goudprysskommelings word in ekwiteit in die balansstaat verantwoord.
3. Valutawinste met betrekking tot opsiepremie betaalbaar is toeskryfbaar aan die verandering in die rand/VS-dollar-wisselkoers van 6.457 op 30 September tot 5.660 op 31 Desember 2004.
4. Geen aanpassing is aangebring om mynbates teen hulle billike waarde te weerspieël nie.
5. Gedurende 2004 is die Maatskappy se totale belegging van 42 268 345 JCI Limited-aandele en 50 651 JCI Limited-skuldbriewe verkoop.
6. Uitgestelde belasting-beweging sluit in die uitwerking van die billikewaarde-herwaardasie van die afgeleide struktuur gegrond op die goudprysskommelings, wat in ekwiteit verantwoord word. Die VS$-goudprys het van VS$418 op 30 September 2004 tot VS$438 op 31 Desember 2004 gestyg.
7. Die lening van R293.7 miljoen (insluitende gekapitaliseerde rente) wat ingevolge die Western Areas-regte-aanbod deur JCI Limited verskaf is, is vereffen. JCI Limited het 'n bykomende R95.2 miljoen ingevolge die gebeurlikheidsfasiliteit van R200 miljoen in die huidige kwartaal befonds.

KONTAKBESONDERHEDE

WESTERN AREAS LIMITED
In die Republiek van Suid-Afrika geïnkorporeer
(Registrasienommer: 1959/003209/06)
("Western Areas" of "die Maatskappy")
Aandeelkode: WAR ISIN: ZAE000016549
ADB-tikkersimbool: WARUY
CUSIP-nommer: 95765304
Harrisonstraat 28, Johannesburg, 2001
Posbus 61719, Marshalltown, 2107
Telefoon: +27 (11) 688-5000
Faks: +27 (11) 834-9195

KOMMUNIKASIE
Brian Gibson Issue Management
Kontakpersoon: Brian Gibson
Telefoon: +27 (11) 880-1510
Faks: +27 (11) 880-1392
e-pos: gibson@icon.co.za

OORDRAGSEKRETARISSE – SUID-AFRIKA
Computershare Investor Services 2004 (Edms) Bpk
Marshallstraat 70, Johannesburg, 2001
Posbus 61051, Marshalltown, 2107
Telefoon: +27 (11) 370-5000
Faks: +27 (11) 688-7721/2

KANTOOR VAN DIE VERENIGDE KONINKRYKSE REGISTRATEUR
Capita Registrars
The Registry
34 Beckenham Road, Beckenham
Kent, BR3 4TU

VERENIGDE STATE-DEPOSITONEMER
Amerikaanse Depositobewyse
The Bank of New York
Shareholder Relations Department
Tel: +91 212 815-3326
Faks: +91 212 571-3050
www.adrbny.com
Aandeelhouerverhoudings
Tolvry nommer: (Slegs VS of Kanada)
1-888-269-2377 (1-888-BNY-ADRS)

STAAT VAN VERANDERINGS IN AANDEELHOUERSEKWITEIT

SA Rand Miljoen	Aandele-kapitaal	Aandele-premie	Tesourie-aandele Rm	Kontant-vloeiskans-reserwe	Beskikbare te-koop-reserwe	Behoue verdienste	Totaal
Saldo soos op 31 Desember 2003	105.4	1 863.5	(8.9)	(1 330.6)	1.7	504.5	1 135.6
Getal uitgereikte gewone aandele	13.1	388.6	-	-	-	-	401.7
Aandele-uitgifte-koste	-	(6.6)	-	-	-	-	(6.6)
Billikewaarde-aanpassing	-	-	-	(142.7)	-	-	(142.7)
Hersiklering van billike waarde by verval van afgeleides	-	-	-	105.4	-	-	105.4
Hersiklering van billike waarde by verkoop van belegging	-	-	-	-	(1.7)	-	(1.7)
Verkoop van aandele	-	-	5.8	-	-	-	5.8
Toeskryfbare wins vir die tydperk	-	-	-	-	-	13.5	13.5
Saldo soos op 31 Desember 2004	118.5	2 245.5	(3.1)	(1 367.9)	-	518.0	1 511.0

Rekonsoliasie van die geweegde gemiddelde getal gewone aandele	31.12.04 000s	30.09.04 000s	31.12.03 000s
Saldo aan begin van jaar	104 667	104 667	104 162
– Gewone aandele	105 376	105 376	105 376
– Tesourie-aandele	(709)	(709)	(1 214)
Aandele verkoop/uitgeoefen	19	19	391
Regte-uitgifte gedurende die jaar	5 650	2 339	-
Geweegde gemiddelde getal gewone aandele vir verdienste per aandeel (miljoen)	110 336	106 897	104 553

REKENINGKUNDIGE GRONDSLAG

Die kwartaalresultate word in ooreenstemming met Suid-Afrikaanse Standpunte van Algemeen Aanvaarde Rekeningkundige Praktyk voorberei en die rekeningkundige beleid wat toegepas word stem ooreen met dié van die vorige ooreenstemmende tydperk met die aanname van RE133 Finansiële Instrumente: Erkenning en Meting, in 2003.

BRIEF AAN AANDEELHOUERS

VERBETERING BY WESTERN AREAS IN 4DE KWARTAAL VERHOOG JAAREINDE-RESULTATE TOT WINS POSISIE

Aansienlike herwaardasiewinste van R316 miljoen op dollaraanspreeklikhede (in ooreenstemming met RE133) het Western Areas se resultate vir die kwartaal geëindig Desember 2004 opgestoot. Dit het die Maatskappy in staat gestel om verslag te doen van 'n beskeie nabelastingwins van R13.5 miljoen vanaf 'n verlies vir die jaar tot op datum van R176.4 miljoen in September. Die Maatskappy se wins vir die vierde kwartaal was R189.9 miljoen (171.8 sent/aandeel), met insluiting van die skeidingskoste van R9.8 miljoen, vergeleke met 'n verlies van R158.4 (148.2 sent/aandeel) vir die vorige kwartaal.

Die resultate vir die jaar weerspieël die impak van die verdere verstewiging van die rand teenoor die dollar en die volgehoue positiewe tendens in die goudprys, maar die impak is geneutraliseer deur die koopopsies wat in die afgeleide struktuur verkoop is in die orde van R192.2 miljoen.

Jaar-tot-jaar-wins het van R460.7 miljoen tot R13.5 miljoen gedaal as gevolg van die laer goudinkomste voortspruitend uit die negatiewe impak van die verkoopte koopopsies, verhoogde kostedruk by South Deep, die afwesigheid van abnormale wins uit die verkoop van beleggings (R207 miljoen in 2003), en 'n mindere verstewiging van die rand, wat herwaardasiewinste van R302.4 miljoen vergeleke met R713.2 miljoen in 2004 tot gevolg gehad het.

Goudproduksie vir die jaar van 6 781 kilogram (218 025 onse) was effens hoër as die voorspelling van 6 600 kilogram (212 195 onse). Produksie het egter met 3% vanaf 6 974 kilogram (224 227 onse) vergeleke met 2003 gedaal.

Ton gemaal vir die jaar was 1 119 000 (2003 - 995 000) - waarvan 788 500 ton uit ondergrondse bedrywighede afkomstig was - teenoor 'n voorspelde deurset van 1 055 000 ton. Die opbrengs behaal was 6.06 g/t teenoor die voorspelling van 6.25 g/t. Die laer opbrengs was hoofsaaklik te wyte aan die verhoogde behandeling van laegraadse bogrondse materiaal om die kapasiteit van die metallurgiese aanleg vollediger te benut.

Met uitsluiting van verskansingsverliese het goudinkomste van R619.9 miljoen in 2003 tot R573.6 miljoen in 2004 gedaal en met insluiting van verskansingsverliese, van R582.4 miljoen in 2003 tot R381.4 miljoen in 2004.

Kontantkoste per kilogram geproduseer het van R69 861/kg tot R77 873/kg toegeneem. Die gemiddelde lokogoudprys in dollar (uitgesluit verskansing) behaal het van $363/oz in 2003 tot $398/oz in 2004 toegeneem. Die voordeel van die verbeterde goudprys is geneutraliseer deur die verstewiging van die rand, van gemiddeld R7.5735/$ in 2003 tot R6.490/$ in 2004, wat neerslag vind in R88 300/kg vir 2003 en R82 989/kg vir 2004. Die hoër goudprys is teengewerk deur die verkoopte koopopsies in die afgeleide struktuur, wat die gemiddelde goudprys (insluitende verskansing) behaal tot $298/oz vergeleke met $315/oz in 2003 verlaag het.

Bedryfskontantvloei uit mynaktiwiteite, insluitende verskansingswinste en -verliese, het van 'n netto invloei van R34 miljoen in 2003 tot 'n netto uitvloei van R147 miljoen in 2004 gedaal. Koste van verkope, bestaande uit totale kontantkoste, uitdiensstellings- en rehabilitasiekoste, veranderings in goudvoorraad en amortisasie van mynbates, het van R580 miljoen in 2003 tot R628 miljoen in 2004 toegeneem. Regstellende stappe in 2004 het tot gevolg gehad dat uitdiensstellings- en rehabilitasiekoste met R11 miljoen tot R21 miljoen toegeneem het. Abnormale koste het R4 miljoen in die Septemberkwartaal vir die koop van 'n 3-D seismiese model van Gold Fields ingesluit.

Die South Deep-hoofskag is op 19 November 2004 met sukses in gebruik geneem. Die totale koste van South Deep se tweelingskagprojek oor die 10-jaar-duur daarvan het R4 miljard bedra. Die South Deep-hoofskag sal meer produktiewe toegang tot ondergrondse delfplekke verskaf.

Verdere kapitaalbesteding van ongeveer R215 miljoen sal gedurende 2005 in die South Deep-tweelingskagte geïnvesteer word, hoofsaaklik aan die ontwikkeling van stasies en sywaartse toegang op Vlakke 100, 105 en 110, die installering van produksie- en ontwikkelingstoerusting en die inbedryfstelling van die hoof bogrondse waaiers.

Die Maatskappy beoog om sy afgeleide transaksies te herstruktureer om beter met South Deep se produksie-opbouing ooreen te stem. Western Areas beplan ook om die dollaraanspreeklikheid wat as deel van die afgeleide transaksie in 2001 teen R11.05/$ aangegaan is tot 'n omskepbare voorkeuraandeel te herfinansier. Daar word verwag dat ongeveer R1.2 miljard verkry sal word om te verseker dat 'n befondsingsbuffer vir produksieverhoging by South Deep bestaan. 'n Bykomende doelwit van die befondsingstruktuur sal wees om die likiditeit van die Western Areas-aandeel te verhoog.

Daar word oorweeg om die huidige geïnstalleerde maalkapasiteit van 220 000 ton per maand tot ongeveer 330 000 ton per maand uit te brei, tesame met versnelde ontwikkeling op Vlakke 100, 105 en 110.

Die POWA Gesamentlike Onderneming het Harmony op Vrydag, 7 Januarie 2005, in kennis gestel dat hulle gaan ophou om water uit Harmony se Randfontein Estates Nommer 4-skag te pomp. Die grensproppe en -pilare wat die myne skei is deeglik deur onafhanklike internasionale deskundiges getoets en is bevredigend bevind en gevolglik sal daar geen impak op mynbou by South Deep wees nie.

Western Areas is besig met 'n ondersoek om te bepaal in watter mate die projek, ná die stigting van die Gesamentlike Onderneming en die bestuur van South Deep deur Placer Dome, onder swak beplanning en werkverrigting, oorskryding van kapitaalbesteding, 'n vertraging met die ingebruikneming van die hoofskag en moontlike oortredings van die Gesamentlike-ondernemingsooreenkoms gebuk gegaan het.

Indien dié ondersoek daarop dui dat gronde bestaan om skadevergoeding vir verliese wat deur die Gesamentlike Onderneming gely is, te eis, en 'n onderhandelde skikking van dié aangeleentheid nie bereik word nie, kan Western Areas 'n aksie teen Placer Dome instel om skadevergoeding te eis vir die verliese wat gely is, wat wesenlik kan wees.

Western Areas se mineraalhulpbronne en mineraalreserwes toeskryfbaar aan Western Areas soos op 31 Desember 2004 was onderskeidelik 37 445 onse en 27 808 onse. Die mineraalhulpbronne word geraam op die grondslag van die mineraalhulpbronmodel van Julie 2002 soos op 31 Desember 2003 verslag gedoen en uitgeput vir produksie gedurende 2004. Die mineraalreserwes word geraam op die grondslag van die mineraalreserwes van Maart 2004 en uitgeput vir produksie gedurende 2004. Die geologiese model word tans bygewerk om nuwe bemonsterings-gegewens, die onlangs bekend gestelde 'mini-modelle' en die resultate van die 3-D seismiese opname in te sluit.

Mafika Mkwanazi	Brett Kebble	Johannesburg
Nie-uitvoerende Voorsitter	*Hoof Uitvoerende Beampte*	22 Maart 2005

WESTERN AREAS LIMITED
'N PATRIOTIESE KAPITAALBASIS TROTS VERBIND TOT TRANSFORMA



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